EXHIBIT 99.9

PRESS RELEASE

EUROPEAN BUSINESSES PLEDGE ACTION TO DEAL WITH THE URGENT CHALLENGES OF THE 21ST CENTURY

BRUSSELS, 24 April 2019 -

Europe needs to take urgent action to deal with the challenges of the 21st century, including tackling climate change and preparing citizens for massive technological developments, a group of the continent’s leading large businesses has said today.

The European Round Table of Industrialists (ERT), a group of 55 CEOs and Chairs of major European businesses, collectively responsible for around five million jobs globally as well as supporting many others, has today made its biggest collective intervention in the policy debate in the organisation’s lifetime.

Its new paper, Strengthening Europe’s Place in the World, points to the peace and prosperity that European integration has delivered to citizens over the past seven decades - but says that without coordinated action between governments, civil society and the private sector, Europe will fail to deliver for its citizens on the most pressing agendas of the century.

ERT Members have also acknowledged the challenges presented by the rise of nationalist politics inside Europe and increasing protectionism in major markets outside Europe.

So for the first time, these major companies have together committed to a series of pledges aimed at raising the prosperity of citizens and their trust in Europe’s capacity to deliver for them. They are:

1.    Growing investment - ERT member companies are investing over 50 billion euro a year in R&D. ERT companies are ready to invest even more in conjunction with the right policy actions.

2.    Creating value to society - ERT Members have signed a pledge that marks the beginning of a long-lasting campaign to promote inclusion and diversity in businesses throughout Europe. ERT will strengthen its interactions with society and develop new best practice policies.

3.    Furthering the Digital Transformation - ERT member companies will accelerate their own digitalisation, data and artificial intelligence strategies.

4.    Developing skills - ERT member companies will significantly increase the number of quality business-education partnerships including lifelong learning traineeships, apprenticeships and first employment opportunities and train both the current and future workforce with the required skills in the areas of digitalisation, automation and artificial intelligence.

5.    Supporting trade and commerce - ERT Member companies will actively support the EU to effectively conduct commercial diplomacy to deliver fair and free trade and inclusive global growth.

6.    Delivering energy transition and tackling climate change - ERT Member companies will collaborate with policymakers at EU and country level to ensure Europe sets the right policies required to enable an energy transition aligned with the goals of the Paris Climate Agreement.

Carl Henric Svanberg, Chairman of the European Round Table of Industrialists, said:

"Getting Europe’s largest companies to join together in these six pledges is more than a symbolic gesture: these are important commitments from companies who know they need to lead. We have never been more united and determined to stand up for Europe and the EU. This is a critical moment for citizens and these pledges are not made lightly. We are absolutely committed to creating jobs and prosperity across Europe but also ask policymakers to create the conditions to allow us to invest."

In addition to the six ERT pledges, Members have called on EU institutions, particularly the new Parliament and Commission, to focus on six policy priorities in the years ahead:

  Strengthening the Single Market: Action by policymakers on the Energy Union, the Digital Single Market and the Capital Markets Union to address inefficiencies.
  Increasing Competitiveness: Support sufficient investment in research and innovation while developing an effective European industrial policy including smart competition policies.
  Driving Forward Digital Transformation: Enable Europe to be at the forefront of the digital transformation: unleash the full potential of digitalisation, data and artificial intelligence to European citizens.
  Addressing the Skills Gap: Increase investment in education, training, and reskilling while facilitating co-operation between the public and private sector.
  Ensuring Fair and Rules-based Global Trade and take a strong position in the face of unfair behaviour.
  Tackling Climate Change: Deliver effective energy transition to reach the targets of the Paris Climate Agreement while safeguarding European companies’ global competitiveness.

Notes to Editors:

To read the full position paper, Strengthening Europe’s Place in the World, please click here.

European Round Table of Industrialists: The European Round Table of Industrialists (ERT) is a forum bringing together around 55 Chief Executives and Chairmen of major multinational companies of European parentage covering a wide range of industrial and technological sectors. Companies of ERT Members are widely situated across Europe, with combined revenues exceeding €2,250 billion. They invest more than €50 billion annually in R&D, largely in Europe and are collectively responsible for around five million jobs globally as well as supporting many others.

The Members are:

Chairman

Carl-Henric Svanberg, AB Volvo (Sweden)

Vice-Chairmen

Jean-François van Boxmeer, Heineken (The Netherlands)

Dimitri Papalexopoulos, Titan Cement (Greece)

ERT Members

Austria

Wolfgang Eder, Voestalpine

Belgium

Jean-Pierre Clamadieu, Solvay

Dominique Leroy, Proximus

Thomas Leysen, Umicore

Denmark

Søren Skou, A.P. Møller-Mærsk

Finland

Henrik Ehrnrooth, KONE

Risto Siilasmaa, Nokia

France

Jean-Paul Agon,L'Oréal

Jean-Pierre Clamadieu, Solvay/ENGIE

Pierre-André de Chalendar, Saint-Gobain

Paul Hermelin, Capgemini

Isabelle Kocher, ENGIE

Benoît Potier, Air Liquide

Patrick Pouyanné, Total

Stéphane Richard, Orange

Jean-Dominique Senard, Michelin

Germany

Martin Brudermüller, BASF

Timotheus Höttges, Deutsche Telekom

Joe Kaeser, Siemens

Guido Kerkhoff, thyssenkrupp

Harald Krüger, BMW Group

Bill McDermott, SAP

Stefan Oschmann, Merck

Johannes Teyssen, E.ON

Hans Van Bylen, Henkel

Hungary

Zoltán Áldott, MOL

Ireland

Tony Smurfit, Smurfit Kappa Group

Italy

Rodolfo De Benedetti, CIR

Claudio Descalzi, Eni

Gianfelice Rocca, Techint Group of Companies

The Netherlands

Nils S. Andersen, AkzoNobel

Ben van Beurden, Royal Dutch Shell

Frans van Houten, Royal Philips

Nancy McKinstry, Wolters Kluwer

Norway

Svein Richard Brandtzaeg, Norsk Hydro

Portugal

Paulo Azevedo, Sonae

Spain

José María Álvarez-Pallete, Telefónica

Ignacio S. Galán, Iberdrola

Pablo Isla, Inditex

Rafael del Pino, Ferrovial

Sweden

Börje Ekholm, Ericsson

Martin Lundstedt, AB Volvo

Jacob Wallenberg, Investor AB

Switzerland

Paul Bulcke, Nestlé

Christoph Franz, F. Hoffmann-La Roche

Jan Jenisch, LafargeHolcim

Turkey

Güler Sabanci, Sabanci Holding

United Kingdom

Iain Conn, Centrica

Ian Davis, Rolls-Royce

Jean-Sébastien Jacques, Rio Tinto

Leif Johansson, AstraZeneca

Lakshmi N. Mittal, ArcelorMittal

Nick Read, Vodafone Group

Secretary General

Frank Heemskerk, European Round Table of Industrialists

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